August 30, 2016

Allison White

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Hill Funds - Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund File Nos. 811-08061 and 333-22075

Dear Ms. White:

On June 20, 2016, Diamond Hill Funds (the “Registrant” or the “Trust”), on behalf of Diamond Hill Short Duration Total Return Fund and Diamond Hill Core Bond Fund (each a “Fund,” and collectively the “Funds”), each a series of the Registrant, filed Amendment Number 54 (the “Amendment”) to the Registrant’s Registration Statement to register the Funds under the Investment Company Act of 1940 (“1940 Act”). On July 11, 2016, the Registrant, on behalf of the Funds, filed Post-Effective Amendment No. 53 (the “Post-Effective Amendment”) to Registrant’s Registration Statement to register shares of the Funds under the Securities Act of 1933 (“1933 Act”). On August 3, 2016, you provided oral comments to the Amendment to Cassandra Borchers. On August 22, 2016, you provided oral comments to the Post-Effective Amendment to the undersigned. On August 26, 2016, the Registrant filed its responses to your comments provided on both August 3, 2016 and August 22, 2016 (the “Initial Responses”). On August 29, 2016, you provided oral comments to the Initial Responses to Chris Moore. Please find below responses to your comments provided on August 29, 2016 which the Registrant has authorized Thompson Hine LLP to make on its behalf. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment, after receipt of any additional comments you may have and approval of all responses.

August 29, 2016 Comments and Responses Thereto:

1. Comment. Please include the Tandy representations applicable to acceleration requests.

Response. The Registrant has provided the Tandy representations applicable to acceleration requests below.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone: 614.469.3200 Fax: 614.469.3361

August 30, 2016

2. Comment. In relation to the responses to our prior comment 5 and comment 13, as the Funds do not intend to borrow for investment purposes, please change all references to “net assets” in the Funds’ 80% investment policy to “total assets.”

Response. The Registrant believes that the use of net assets here is appropriate. The Funds’ names are governed under Rule 35d-1(a)(2)(i), which requires that each Fund adopt an investment policy to invest “at least 80% of the value of its Assets in the particular type of investments . . .” Assets is defined in Rule 35d-1(d)(2) as “net assets, plus the amount of any borrowings for investment purposes” (emphasis added). In contrast to the calculation of net assets, a Fund’s liabilities are not taken into account when calculating total assets. Thus, an application of the 80% investment policy to a Fund’s total assets may actually set a higher standard than the Rule requires. This is supported by the proposing and adopting releases to Rule 35d-11, in which the use of total assets was specifically rejected by the SEC, stating that “basing the 80% investment requirement on net assets rather than total assets is intended to reflect more closely a company’s portfolio investments.” For these reasons, the Registrant respectfully declines to make the requested revision.

3. Comment. The staff notes that, in responses to our prior comment 8 and comment 15, no definition of CMO, IO or PO was provided. Please add definitions for CMOs, IOs and POs.

Response.    The prospectus includes disclosure which defines CMOs, as shown below. The Registrant has revised each Fund’s Item 9 disclosure on page 9 of the prospectus to include definitions of IOs and POs, as follows:

“The fund may invest a significant portion or all of its assets in mortgage-related and mortgage-backed securities at the Adviser’s discretion. Mortgage-backed securities include CMOs, IOs and POs. CMOs are a type of mortgage-backed security that contains a pool of mortgages bundled together and sold as an investment. Organized by maturity and level of risk, CMOs receive cash flows as borrowers repay the mortgages that act as collateral on these securities. CMOs distribute principal and interest payments to their investors based on predetermined rules and agreements. POs and IOs are mortgage-backed securities that receive only principal or interest payments, respectively, generated by the underlying collateral. Consequently, an investor in an IO is entitled to receive only regular cash flows that are derived from incoming interest payments received by the CMO, while the investor in a PO is entitled to receive only regular cash

1 IC 22530 (Feb. 27, 1997); IC-24828 (Jan. 17, 2001).

August 30, 2016

flows that are derived from incoming principal repayments on the loan pool underlying the CMO.”

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Michael V. Wible at (614) 469-3297.

Very truly yours,

/s/ Michael V. Wible
Michael V. Wible

cc: Gary Young